

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2018

Gregory Brown
Chairman and Chief Executive Officer
Motorola Solutions, Inc.
500 W. Monroe Street
Chicago, Illinios 60661

   Re: Motorola Solutions, Inc.
    Form 10-K for the Year Ended December 31, 2017
    Filed: February 16, 2018
    File Number: 001-07221

Dear Mr. Brown:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications